Exhibit 4.3
December 27, 2006
CONFIDENTIAL
RTI Claro, Inc.
8140 Rue Lafrenaie
Saint Léonard, Québec
H1P 2A9
Attention: Kieran Mallette, Director Finance
- and to -
RTI International Metals, Inc..
1000 Warren Avenue
Niles, Ohio 44446
Attention: William T. Hull, Vice President and CAO
Dear Sirs:
Re:	Credit Agreement between RTI Claro, Inc., as borrower, RTI International Metals, Inc., as guarantor, and National City Bank, Canada Branch, as lender
Subject to the terms and conditions set forth in this Agreement the Lender agrees to provide the Credit Facility to the Borrower.
1. Interpretation
1.01	Definitions. The following terms used in this Agreement shall have the meanings set forth below:
     “Affiliate” of a Person means any other Person which, directly or indirectly, controls or is controlled by or is under common control with the first Person, and for purposes of this definition, “control” (including with correlative meanings the terms “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise.
     “Agent” means PNC Bank, National Association, in its capacity as agent for certain lenders, in respect of syndicated loan and credit facilities provided to RTI International.
     “Agreement” means this credit agreement and the schedules attached hereto and any amendments or supplements to or restatements of this credit agreement or the schedules at any time and from time to time.
     “Applicable Law” means, at any time, with respect to any Person, property, transaction or event, all applicable laws, statutes, regulations, treaties, judgments and decrees and (whether or not having the force of law) all applicable official directives, rules, consents, approvals, by-laws, permits, authorizations, guidelines, order and policies of any governmental or regulatory body or Persons having authority over that Person, property, transaction or event.
     “Applicable Margin” means the percentage per annum, or the number of Basis Points above the Prime Rate, as may be set out in the Pricing Grid for the applicable type of Borrowing at the level corresponding to RTI International’s Leverage Ratio for the most recently completed and reported fiscal quarter, as established in accordance with Section 5.07 hereof.
     “Associate” shall have the meaning given to “associate” in the Business Corporations Act (Ontario) as amended or re-enacted from time to time.
     “Audited Statements” has the meaning given to such term in Section 5.07.
     “Basis Point” and “bp” means one one-hundredth of one percent (.01%).
     “Borrower” means RTI Claro, Inc., a corporation incorporated under the laws of Canada, and its successors and permitted assigns.
     “Borrowing” means a use of the Credit Facility.
     “Borrowing Date” means a Business Day on which a Borrowing is made.
     “Business” means the business operated by the Borrower for the purpose of supplying the aerospace industry.
     “Business Day” means a day on which banks are open for business in Toronto, Ontario other than a Saturday, Sunday or legal holiday.
     “Canadian Dollars”, “Cdn. Dollars”, “Cdn. $” and “$” each means lawful money of Canada.
     “Capital Expenditures” means, for any particular period, those expenditures made by RTI International and its Subsidiaries on a consolidated basis, for the purchase lease or acquisition of assets (other than current assets) which are required to be capitalized in accordance with GAAP, including, without limitation, expenditures made in connection with the purchase, lease, license, acquisition, erection, development, improvement or construction of property of or by RTI International and any of its Subsidiaries (including any such property acquired pursuant to a Capitalized Lease Obligation) or any other such expenditures relating to equipment, rolling equipment, machinery and other fixed assets and real property.
     “Capital Leases” means with respect to any Person, all agreements for the lease or rental of real or personal property of such Person as lessee that in accordance with GAAP are required to be classified and accounted for as capital leases.
     “Capitalized Lease Obligations” means, with respect to any Person, all monetary obligations under Capital Leases.
     “CDOR Loan” means a Canadian Dollar loan made by the Lender to the Borrower on which the interest rate is calculated with reference to the CDOR Rate.
     “CDOR Loan Notice” means a Notice of Borrowing requesting a CDOR Loan to be given to the Lender in writing.
     “CDOR Loan Rollover” means the replacement in whole or in part of a maturing CDOR Loan with another CDOR Loan or an identical principal amount.

     “CDOR Period” means the period for computing interest from time to time on a CDOR Loan as stated herein.
     “CDOR Rate” means, for any CDOR Period, the rate per annum determined by the Lender by reference to the average rate quoted on the Reuters Monitor Screen (Page CDOR, or such other page as may replace such page on such screen for the purpose of displaying Canadian interbank bid rates for Canadian Dollar bankers’ acceptance) applicable to Canadian Dollar bankers’ acceptances (on a three hundred sixty-five (365) day basis) with a term comparable to such CDOR Period as of 10:00 A.M. (Eastern time) on the first day of such CDOR Period and, if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Lender after 10:00 A.M. (Eastern time) to reflect any error in a posted rate of interest of in the posted average annual rate of interest). If, for any reason, the Reuters Monitor Screen rates are unavailable, CDOR Rate means the rate of interest determined by the Lender that is equal to the rate (rounded upwards to the nearest basis point) quoted by the Globe and Mail for the immediately prior Business Day in respect of Canadian Dollar bankers’ acceptances (on a thee hundred sixty-five (365) day basis) with a term comparable to such CDOR Period. No adjustment shall be made to account for the difference between the number of days in a year on which the rates referred to in this definition are based and the number of days in a year on the basis of which interest is calculated in this Agreement.
     “Closing Date” means December 27, 2006 or such earlier or later date to which the Lender and the Borrower may mutually agree.
     “Compliance Certificate” means a completed certificate substantially in the form of Schedule “A” attached hereto signed and delivered by an officer of the Borrower and RTI International, as such form may be amended from time to time, by mutual agreement of the Borrower, RTI International and the Lender.
     “Consolidated EBIT” means, for any period, the consolidated net income (or net loss) of RTI International and its Subsidiaries for such period as determined in accordance with GAAP, plus (a) the sum of (i) Interest Expense, (ii) total income tax expense, (iii) extraordinary or unusual losses (including after tax losses on sales of assets outside of the ordinary course of business and not otherwise included in GAAP extraordinary or unusual losses), (iv) other non cash charges, and (v) the net loss of any Person that is accounted for by the equity method of accounting, except to the extent of the amount of dividends or distributions paid to RTI International, less (b) the sum of (i) extraordinary or unusual gains (including after tax gains on sales of assets outside of the ordinary course of business and not otherwise included in GAAP extraordinary or nonrecurring gains), (ii) other noncash credits, and (iii) the net income of any Person that is accounted for by the equity method of accounting, except to the extent of the amount of dividends or distributions paid to RTI International; provided, that for purposes of calculating Consolidated EBIT of RTI International and its Subsidiaries for any period, the Consolidated EBIT of any Person acquired by RTI International or its Subsidiaries during such period shall be included on a pro forma basis for such period (assuming the consummation of each such acquisition and the incurrence or assumption of any Indebtedness in connection therewith occurred on the first day of such period) if the consolidated balance sheet of such acquired Person and its consolidated Subsidiaries as at the end of the period preceding the acquisition of such Person and related consolidated statements of income and stockholders’ equity and of cash flows for such period (i) have been previously provided to the Lender and (ii) either (A) have been reported on without qualification arising out of the scope of the audit by independent certified accountants of nationally recognized standing or (B) have been found acceptable by the Lender.
     “Consolidated EBITDA” shall mean, for any period, the consolidated net income (or net loss) of RTI International and its Subsidiaries for such period as determined in accordance with GAAP, plus (a) the sum of (i) depreciation expense, (ii) amortization expense, (iii) Interest Expense, (iv) total income tax expense, (v) extraordinary or unusual losses (including after tax losses on sales of assets outside of the ordinary course of business and not otherwise included in GAAP extraordinary or unusual losses), (vi) other non cash charges, and (vii) the net loss of any Person that is accounted for by the equity method of accounting, except to the extent of the amount of dividends or distributions paid to the Borrower, less (b)

the sum of (i) extraordinary or unusual gains (including after tax gains on sales of assets outside of the ordinary course of business and not otherwise included in GAAP extraordinary or nonrecurring gains), (ii) other noncash credits, and (iii) the net income of any Person that is accounted for by the equity method of accounting, except to the extent of the amount of dividends or distributions paid to RTI International; provided, that for purposes of calculating Consolidated EBITDA of RTI International and its Subsidiaries for any period, the Consolidated EBITDA of any Person acquired by RTI International or its Subsidiaries during such period shall be included on a pro forma basis for such period (assuming the consummation of each such acquisition and the incurrence or assumption of any Indebtedness in connection therewith occurred on the first day of such period) if the consolidated balance sheet of such acquired Person and its consolidated Subsidiaries as at the end of the period preceding the acquisition of such Person and related consolidated statements of income and stockholders’ equity and of cash flows for such period (i) have been previously provided to the Lender and (ii) either (A) have been reported on without qualification arising out of the scope of the audit by independent certified accountants of nationally recognized standing or (B) have been found acceptable by the Lender.
     “Controlled” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the power to elect a majority of the directors or trustees of a corporation or trust, as the case may be, and the term “Controlled” and “Controlling” shall have correlative meanings.
     “Consolidated Total Indebtedness” means the Indebtedness of any Person determined on a consolidated basis in accordance with GAAP, consistently applied.
     “Conversion” means the conversion of one manner of Borrowing permitted hereunder into another manner of Borrowing permitted hereunder.
     “Conversion Date” means the date upon which a Conversion is effected.
     “Conversion Notice” means a notice requesting a Conversion substantially in the form of Schedule “B” attached hereto.
     “Corporate Distribution” means any direct or indirect declaration or payment by any Obligor to a Person whether by way of salary, bonus, allowance, expense reimbursement, dividends, purchase, redemption or return of capital, capital withdrawal, reduction in shareholder loan by way of cash repayment, non-arm’s length advance, interest, management or similar fee or other corporate distribution or compensation.
     “Credit Facility” means the credit facility to be provided by the Lender to the Borrower as described in Article 2 of this Agreement.
     “Debt Service Coverage Ratio” means, for any period, the ratio calculated by dividing:
(a)	Consolidated EBITDA

by

(b)	the sum of, without duplication:
(i)	Interest Expense; and
(ii)	scheduled repayments and optional prepayments, to the extent actually made, in respect of the principal amount of all Indebtedness and Capital Lease Obligations of RTI International and its Subsidiaries.

     “Default” means the occurrence of an Event of Default regardless of whether any requirement in connection with such Event of Default for the giving of notice, the lapse of time, or both, has been satisfied or met.
     “Event of Default” has the meaning given to it in Section 10.01.
     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be recognized by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.
     “Governmental Authority” means any nation, or government, any province, state, municipality, local or other political subdivision thereof and any agency, instrumentality or other entity thereof exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
     “Guarantee” means, the form of guarantee attached in Schedule “G” attached hereto, and with respect to a Person any absolute or contingent obligation of that Person under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Indebtedness of any other Person, and including any absolute or contingent obligations to:
(a)	advance or supply funds for the payment or purchase of any Indebtedness of any other Person,
(b)	purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any other Person to make payment of Indebtedness or to assure the holder thereof against loss, or
(c)	indemnify or hold harmless any other Person from or against any losses, liabilities or damages, in circumstances intended to enable such other Person to incur or pay any Indebtedness or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of such Indebtedness.
     Each Guarantee shall be deemed to be in an amount equal to the amount of the Indebtedness in respect of which the Guarantee is given, unless the Guarantee is limited to a determinable amount in which case the amount of the Guarantee shall be deemed to be the lesser of the amount of the Indebtedness in respect of which the Guarantee is given and such determinable amount..
     “Guarantors” means, collectively, RTI International and those Subsidiaries of RTI International listed in Schedule “E” attached hereto.
     “Indebtedness” means, as to any Person at any time, any and all indebtedness, obligations or liabilities (whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent or joint and several) of such Person for or in respect of: (i) borrowed money, (ii) amounts raised under or liabilities in respect of any note purchase or acceptance credit facility, (iii) reimbursement obligations (contingent or otherwise) under any letter of credit, currency swap agreement, hedging contracts, interest hedge agreements or other interest rate management device, raw materials management device or commodities management device (except raw materials or commodity management devices entered into in the ordinary course of business), (iv) any other transaction (including forward sale or purchase agreements, Capitalized Leases, and conditional sales agreements) having the commercial effect of a borrowing of money entered into by such person to finance its operations or capital requirements (but not including trade payables and accrued expenses incurred in the ordinary course of business which are not represented by a promissory note or other evidence of indebtedness), or (v) any Guarantee of any of the foregoing.
     “Internally Prepared Statements” has the meaning given to such term in Section 5.07.
     “Interest Expense” means any Person’s interest expense as determined in accordance with GAAP, as appearing on RTI International’s financial statements.
     “Lender” means National City Bank, Canada Branch and its successors and assigns.
     “Leverage Ratio” means the ratio calculated on a consolidated basis as of the end of each of RTI International’s and its Subsidiaries fiscal quarters by dividing (i) the Consolidated Total Indebtedness at such date by (ii) the Consolidated EBITDA for the four fiscal quarter period ending on such date.
     “Loan Documents” means this Agreement, the RTI Guarantee, the Other Guarantees and any other document, instrument, agreement, or certificate in favour of the Lender executed in connection herewith or contemplated hereunder and when used in relation to any Person, “Loan Documents” means the Loan Documents executed and delivered by such Person.
     “Material Adverse Change” means:
(a)	any change, event, violation, circumstance or effect, including, without limitation:
(i)	a loss by or failure of any Obligor to maintain any licences, permits, authorizations or other regulatory or statutory approvals required for the operation of its business;
(ii)	any suit, claim, action or other proceeding of a material amount, whether civil, criminal or administrative, against any Obligor for which such Obligor is not insured or otherwise indemnified;
(iii)	the receipt of a qualified opinion from the auditors of the Obligors in respect of their financial condition;
(iv)	a default by the Borrower in the performance of any of its obligations under any material agreement which results, or could result, in the acceleration of any payment obligation or in a claim against the Borrower of more than $500,000 or where the action is identified as material by its auditors in the footnotes of its financial statements, and
(v)	a default by RTI International in the performance of any of its obligations under any material agreement which results, or could result, in the acceleration of any payment obligation or in a claim against RTI International where the action is identified as material by its auditors in the footnotes of its financial statements, or could reasonably be expected to be material and adverse to the business, properties, assets, financial condition or results of the operations of RTI International, which, when considered individually or when aggregated with other changes, events, violations, circumstances or effects, is or would reasonably be expected to have a Material Adverse Effect; or
(b)	any other material event or occurrence following which the Lender, in good faith and upon commercially reasonable grounds, believes that the prospect of payment or performance by the Obligors of their obligations to the Lender is, or is about to be, impaired.
     “Material Adverse Effect” means a material adverse effect on the business, property, assets, liabilities, operations, condition (financial or otherwise), affairs or prospects of the Borrower or a material adverse effect on the ability of the Obligors to perform their obligations under any of the Loan Documents.
     “Maturity Date” means June 30, 2017.
     “Notice of Borrowing” means a notice substantially in the form of Schedule “C” attached hereto requesting a Borrowing to be given to the Lender in writing as described in Section 3.01 hereof.
     “Obligors” means the Borrower and RTI International and “Obligor” means any one of them.
     “Other Guarantees” has the meaning given to such term in Section 9.02
     “Outstanding Borrowings” means, at the time of determination, the aggregate of the outstanding principal amount of all Prime Rate Loans and CDOR Loans.
     “Outstanding Obligations” means the aggregate of (i) all Outstanding Borrowings, (ii) all unpaid interest and fees thereon as herein provided, and (iii) all other indebtedness, liabilities and obligations (including, without limitation, under any indemnities) and all other fees, charges and expenses required to be paid by the Borrower to the Lender hereunder or pursuant to any other Loan Document or pursuant to any other written agreements now or hereafter entered into between the Borrower and the Lender.
     “Permitted Encumbrances” means:
(a)	inchoate or statutory liens or trust claims for taxes, assessments and other governmental charges and levies which are not delinquent or the validity of which are currently being contested in good faith by appropriate proceedings, provided that there shall have been set aside a reserve to the extent required by GAAP in an amount which is reasonably adequate with respect thereto;
(b)	the right reserved to, or vested in, any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant, or permit acquired by any Obligor, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition of the continuance thereof;
(c)	inchoate or statutory liens of contractors, subcontractors, mechanics, suppliers, materialmen and others in respect of construction, maintenance, repair or operation of assets or properties, or other like possessory liens and public utility liens provided the same are not registered as encumbrances against the title to any real or personal property of any Obligor or, if registered, being contested actively and diligently in good faith by appropriate and timely proceedings and all enforcement proceedings have been stayed;
(d)	security given by any Obligor to a public utility or other municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of such Obligor in the ordinary course of business;
(e)	liens securing appeal bonds or similar liens arising in connection with court proceedings (including surety bonds, security for costs of litigation where required by law and letters of credit) or any other instrument serving a similar purpose;

(f)	encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations not exceeding $500,000 per complete financial year in the aggregate, on a non-cumulative basis, for the Borrower on a consolidated basis provided the encumbrance charges only the assets which are the subject of the Purchase Money Obligations and Capitalized Lease Obligations (and the proceeds thereof) and no other asset unless provided for with the Lender’s consent , not to be unreasonably withheld..
     “Permitted Indebtedness” means:
(a)	the Outstanding Obligations;
(b)	intercompany loans made to the Borrower by any of the Guarantors that have executed and delivered to the Lender a Guarantee;
(c)	current accounts payable arising in the ordinary course of the Business;
(d)	Indebtedness owing to any Person who has fully subordinated such Indebtedness to the Outstanding Obligations;
(e)	Capitalized Lease Obligations and Purchase Money Obligations incurred in compliance with the terms of this Agreement;
(f)	the liability and obligation of the Borrower to the Agent incurred pursuant to a Guarantee granted by the Borrower to the Agent in accordance with the terms of the US Credit Agreement; and
(g)	Indebtedness in a maximum principal amount of $5,175,000 owing to Investissement Québec and La Financière du Québec pursuant to an offer of loan dated July 24, 2006 between the Borrower, Investissement Québec and La Financière du Québec pursuant and RTI International.
     “Person” includes an individual, a partnership, a joint venture, a trust, an unincorporated organization, a company, a corporation, an association, a government or any department or agency thereof and any other incorporated or unincorporated entity.
     “Pricing Grid” has the meaning given to such term in Section 5.07.
     “Prime Rate” means the nominal variable rate of interest used by the Lender as its reference rate of interest for Canadian dollar commercial loans made in Canada from time to time announced by the Lender.
     “Prime Rate Loans” means loans or advances under the Credit Facility on which the interest rate is calculated by reference to the Prime Rate.
     “Priority Payables” means, with respect to any Person at any time, the aggregate amount of such debts, liabilities and obligations payable by such Person to any other Person or any Governmental Authority which in a bankruptcy, receivership, winding-up, liquidation or like proceeding would or could potentially rank in priority to the Outstanding Borrowings including, without limitation, employment insurance premiums, Canada Pension Plan contributions, unpaid wages, salaries and commissions, unremitted source deductions for vacation pay, arrears of rent, amounts owed in respect of worker’s compensation, withholding tax liabilities, goods and services tax, all sales and consumption taxes, customs duties, amounts owed to unpaid vendors who have a right of repossession and amounts to creditors which may claim priority by statute or under a Purchase Money Obligation.

     “Purchase Money Obligations” means the outstanding balance of the purchase price of real or personal property title to which was acquired or will be acquired upon payment of such purchase price.
     “Revolving Period” means the period from the Closing Date up to and including July 1, 2007.
     “RTI Guarantee” has the meaning given to such term in Section 9.01.
     “RTI International” means RTI International Metals, Inc., an Ohio corporation, and its successors and assigns.
     “Security Interest” means any mortgage, charge, pledge, hypothecation, lien (statutory or otherwise), assignment, finance lease, title retention agreement or arrangement, security interest or other encumbrance or adverse claim of any nature, or any other security agreement or arrangement creating in favour of any creditor a right in respect of a particular property.
     “Subsidiary” means any Person at any time shall mean (i) any corporation or trust of which 50% or more (by number of shares or number of votes) of the outstanding capital stock or shares of beneficial interest normally entitled to vote for the election of one or more directors or trustees (regardless of any contingency which does or may suspend or dilute the voting rights) is at such time owned directly or indirectly by such Person or one or more of such Person’s Subsidiaries, (ii) any partnership of which such Person is a general partner or of which 50% or more of the partnership interests is at the time directly or indirectly owned by such Person or one or more of such Person’s Subsidiaries, (iii) any limited liability company of which such Person is a member or of which 50% or more of the limited liability company interests is at the time directly or indirectly owned by such Person or one or more of such Person’s Subsidiaries or (iv) any corporation, trust, partnership, limited liability company or other entity which is Controlled or capable of being Controlled by such Person or one or more of such Person’s Subsidiaries.
     “Tax” and “Taxes” include all present and future income, corporation, capital gains, capital, value-added, goods and services taxes and other taxes, levies, imposts, stamp taxes, duties, charges to tax, fees, deductions, withholdings and all penalties, interest and other payments on or in respect thereof.
     “US Credit Agreement” means the credit agreement dated April 12, 2002 among RTI International, as borrower, the Agent, as agent and L/C issuer, U.S. Bank, National City Bank of Pennsylvania and LaSalle Bank National Association, as documentation agents, PNC Capital Markets, Inc., as lead arranger, and the Lenders (as defined therein), as amended by a first amendment to revolving credit and letter of credit issuance agreement dated as of June 4, 2004 as further amended by a second amendment to revolving credit and letter of credit issuance agreement dated as of July 25, 2006 copies of which are attached hereto as Schedule “F”.
1.02	Interpretation. All references to Sections, Subsections, Paragraphs, Articles, Schedules are to sections, subsections, paragraphs, articles of and schedules to this Agreement. The words “hereto”, “herein”, “hereunder”, “this Agreement” mean and refer to this Agreement. The division of this Agreement into articles and sections and the insertion of headings are for the convenience of reference only and shall not affect the meaning or interpretation of this Agreement. Where the context so requires, words importing the singular include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.
1.03	Canadian Currency. Unless otherwise specified all amounts and values referred to in this Agreement are references to lawful money of Canada.
1.04	Schedules. The following Schedules are attached to and form part of this Agreement:
Schedule “A” — Compliance Certificate
Schedule “B” — Conversion Notice
Schedule “C” — Notice of Borrowing

Schedule “D” — Location of Borrower’s Assets
Schedule “E” — Guarantors
Schedule “F” — US Credit Agreement
Schedule “G” — Form of Guarantee
2. Credit Facility
2.01	Credit Facility. Subject to the provisions of this Agreement, the Lender agrees to provide the Credit Facility to the Borrower for the purposes of the Borrower’s working capital, the Borrower’s financing land and building costs in connection with the construction of new manufacturing facilities in Laval, Quebec, Canada and the Borrower’s repayment of intercompany loans owed to RTI International.
2.02	Description of Credit Facility. The Credit Facility shall consist of a term credit facility available to the Borrower by way of, at the option of the Borrower, Prime Rate Loans or CDOR Loans. Borrowings under the Credit Facility may be made from time to time by the Borrower during the Revolving Period only. Outstanding Borrowings under the Credit Facility shall at no time exceed $16,000,000 as such amount may be reduced in accordance with this Agreement. Any undrawn portion of the Credit Facility as at the end of the Revolving Period shall be automatically and permanently cancelled.
2.03	Revolving Feature. Subject to the limitations contained in this Agreement, the Borrower may increase or decrease Borrowings under the Credit Facility during the Revolving Period only by borrowing, repaying and reborrowing Prime Rate Loans or CDOR Loans, in accordance with the terms of this Agreement.
2.04	Restrictions on Borrowing. The Borrower shall not request a Borrowing if the result thereof would create or cause a breach of any term, representation, warranty or covenant hereof. The principal amount of Prime Rate Loans outstanding at any time shall not be less than $1,000,000 and are available in whole multiples of $100,000.
2.05	Evidence of Outstanding Obligations. The Lender shall maintain accounts and records evidencing the obligations of the Borrower to the Lender hereunder. The Lender’s accounts and records shall constitute prima facie evidence of the Outstanding Obligations of the Borrower to the Lender hereunder in the absence of manifest error.
2.06	Illegality. If the introduction of or any change in any Applicable Law or in the interpretation or application thereof by any court or by any Governmental Authority charged with the administration thereof, makes it unlawful or prohibited for the Lender to provide the Credit Facility or any portion thereof or to perform any of its obligations under this Agreement, the Lender may, by thirty (30) days written notice to the Borrower (unless the provision of the Applicable Law requires earlier prepayment in which case the notice period shall be such shorter period as required to comply with the Applicable Law), terminate its obligations under this Agreement (or those which are unlawful or prohibited as the case may be) and in such event, the Borrower shall (to the extent required) repay the Outstanding Obligations or such part thereof as may be unlawful or prohibited forthwith (or at the end of such period as the Lender in its discretion agrees), without notice or penalty (other than breakage costs and related expenses), together with all accrued but unpaid interest and fees as may be applicable to the date of payment, or the Lender may, by written notice to the Borrower, convert such Borrowings forthwith into another basis of Borrowing available under this Agreement.
2.07	Termination of Credit Facility. The Credit Facility shall terminate automatically upon the earlier of the Maturity Date and the date specified by the Lender in any notice of termination of the Credit Facility issued by the Lender to the Borrower after the occurrence of an Event of Default. Following termination of the Credit Facility the Borrower shall have no further right to credit of any nature or kind from the Lender. All of the Outstanding Obligations shall become due and payable on the Maturity Date.

3. Procedures for Borrowing
3.01	Notice of Borrowing. Each Borrowing of:
(a)	Prime Rate Loans shall be made on at least one (1) Business Day’s prior notice; or
(b)	CDOR Loans shall be made on at least two (2) Business Days prior notice, given not later than 10:00 a.m. (Toronto time) by the Borrower to the Lender. Each such notice of a Borrowing (a “Notice of Borrowing”) shall be given in such form as the Lender may from time to time reasonably specify, failing which such Notice of Borrowing shall be given by facsimile transmission, confirmed promptly by letter, and shall be in substantially the form of Schedule “C” attached hereto and shall specify therein the requested date and amount of such Borrowing. Each Notice of Borrowing shall be irrevocable and binding on the Borrower. The Borrower shall indemnify the Lender against any loss or expense incurred by the Lender as a result of any failure to fulfill on or before the date specified for such Borrowing the applicable conditions set forth in Sections 6.01 and 6.02, including, without limitation, any loss or expense incurred by reason of the liquidation or re-employment of deposits or other funds acquired by the Lender to fund any loan to be made by the Lender as part of such Borrowing if such loan, as a result of such failure, is not made on such date.
3.02	Conversion Notice. The Borrower may convert in whole or in part one type of Borrowing under the Credit Facility into another type of Borrowing available under the Credit Facility provided that:
(a)	the Borrower delivers to the Lender a Conversion Notice within the notice periods required for a new Borrowing of the type into which the Borrower wishes to convert;
(b)	after obtaining the converted Borrowing, the Borrower will remain in compliance with the provisions of this Agreement;
(c)	if the proposed converted Borrowing is in the form of CDOR Loans, the provisions of Section 3.03 are complied with; and
(d)	if the existing Borrowing is in the form of CDOR Loans, the Conversion is completed upon the maturity of the applicable CDOR Loan.
Each Conversion Notice shall specify, with respect to the outstanding loans to which such Notice applies, the new type of Borrowing selected and the date on which such change is to be made. Each Conversion Notice shall be irrevocable and binding upon the Borrower.
3.03	CDOR Loans.
(a)	Subject to availability, each CDOR Loan shall have a CDOR Period of 30, 60 or 90 days at the option of the Borrower. The Borrower shall not be entitled to obtain a CDOR Loan which matures after the Maturity Date.
(b)	The principal amount of CDOR Loans outstanding at any time shall be not less than Cdn$1,000,000 and are available in whole multiples of Cdn$100,000.
(c)	Overdue amounts in respect of a CDOR Loan (including overdue interest) may, at the Lender’s option, be either converted into another type of loan or considered to be a CDOR Loan for one or more CDOR Periods or durations as the Lender may determine, and bearing interest at a rate per annum equal to the applicable interest rate both before and after demand, default and judgment.

(d)	The Borrower shall indemnify the Lender for all expenses and losses incurred by the Lender in connection with the early termination of any CDOR Period initiated by the Borrower.
(e)	The Borrower shall repay the principal amount of each CDOR Loan on the last day of the CDOR Period therefor unless:
(i)	the maturing CDOR Loan is renewed pursuant to a CDOR Loan Rollover or converted into a Prime Rate Loan pursuant to a Conversion; or
(ii)	repayment of the Outstanding Borrowing under the Credit Facility shall have been accelerated or otherwise required to be paid at an earlier date pursuant to the terms hereof, in which case CDOR Loans shall be repaid on the date such repayment is due.
(f)	If on the last day of the applicable CDOR Period, a CDOR Loan is not repaid, renewed pursuant to a CDOR Loan Rollover or converted pursuant to a Conversion, the Lender may, at its option, convert the maturing CDOR Loan into a Prime Rate Loan or renew the maturing CDOR Loan by way of a further CDOR Loan for such CDOR Period as the Lender may determine in its sole discretion.
(g)	The availability of CDOR Loans to the Borrower shall be subject to its obligations to make payments and prepayments of its Outstanding Obligations as provided herein.
(h)	If a CDOR Loan is outstanding at any time that the Outstanding Borrowings become immediately due and payable pursuant to the terms of this Agreement, the Borrower shall forthwith pay to the Lender an amount equal to the CDOR Loan and interest due on maturity. The proceeds of such payment shall be held by the Lender for set-off against the liability of the Borrower to the Lender in respect of such CDOR Loan. The Lender shall credit the Borrower with interest on such proceeds at the prevailing rate for comparative term deposits maturing on the maturity date of the CDOR Loan.
3.04	Reliance on Oral Instructions. The Lender shall be entitled to act upon the oral and written instructions of any Person whom the Borrower designates as a Person authorized by the Borrower to give instructions regarding matters contemplated by this Agreement. The Lender shall not be responsible for any error or omission relating to such instructions. Oral instructions shall, at the request of the Lender, be immediately confirmed in writing by the Borrower. The Borrower may revoke the authority of any authorized Person by notifying the Lender in writing, which notice shall be effective on the second Business Day immediately following the date of its actual receipt by the Lender.
4. Payments
4.01	Repayment. Unless the Credit Facility is required to be paid at an earlier date pursuant to the terms hereof, and in addition to any mandatory payments required to be made by the Borrower hereunder, the following repayment terms shall apply:
(a)	The Borrower shall make thirty-nine (39) equal quarterly instalments in the principal amount of 1.67% of the principal amount of the Credit Facility outstanding as at the end of the Revolving Period each together with interest in accordance with Section 5.01 hereof. The initial repayment instalment shall be made on September 30, 2007 and subsequent instalments shall be made quarterly in arrears on the last Business Day of each quarter.

(b)	The Borrower shall also make a bullet principal repayment of 34.87% of the principal amount of the Credit Facility outstanding as at the end of the Revolving Period on the Maturity Date.
(c)	All remaining Indebtedness under the Credit Facility together with accrued and unpaid interest thereon and all fees and other charges payable thereon shall be repaid in full by the Borrower on the Maturity Date.
4.02	Credit Limit Excess. If for any reason the Outstanding Obligations exceeds the amount limited by Section 2.02, the Borrower shall forthwith repay to the Lender Prime Rate Loans and CDOR Loans in such order until such excess is repaid in full. The Borrower shall pay interest on such excess at the nominal variable rate equal to the Prime Rate plus 2% per year, calculated on the daily outstanding balance of such excess and payable on the last day of each month, until such excess is repaid in full.
4.03	Voluntary Prepayment. The Borrower shall be entitled to prepay any Prime Rate Loans at any time without notice, bonus or penalty. The Borrower shall be entitled to prepay CDOR Loans prior to the end of the maturity date of such CDOR Loans, but must provide breakage costs acceptable to the Lender, acting reasonably, to cancel such CDOR Loans upon approval of the Lender, which approval shall not be unreasonably withheld.
4.04	Cancellation and Termination. The Borrower may terminate and cancel the Credit Facility established by this Agreement at any time provided that the Borrower has repaid all of the Outstanding Obligations. In addition to the Lenders rights and remedies contained in this Agreement, the Lender may terminate and cancel the Credit Facility established by this Agreement at any time after the expiry of the Revolving Period provided that the Borrower has repaid all the Outstanding Obligations.
5. Interest, Fees and Expenses
5.01	Interest Rate. Interest shall accrue from day to day from the date of each Borrowing, and the Borrower shall be liable for and pay interest to the Lender, both before and after the Maturity Date, demand, Default and judgment at an interest rate or rates per annum as follows:
(a)	on Prime Rate Loans advanced under the Credit Facility at the Prime Rate plus the Applicable Margin per annum; and
(b)	on CDOR Loans advanced under the Credit Facility at the CDOR Rate plus the Applicable Margin per annum.
5.02	Calculation on Prime Rate Loans. Interest on Prime Rate Loans shall be payable quarterly in arrears on the last day of each month during which a Prime Rate Loan is outstanding. Such interest shall accrue on a daily basis on the principal amount remaining unpaid from time to time and shall be calculated on the basis of the actual number of days elapsed and a year of 365 or 366 days.
5.03	Calculation on CDOR Loans. Interest on each CDOR Loan based on the principal amount of such CDOR Loan and on the number of days in the applicable CDOR Period shall be paid in Cdn Dollars to the Lender on the Interest Payment Date applicable to such CDOR Loan. Such interest shall accrue on a daily basis on the principal amount of such CDOR Loan remaining unpaid and shall be calculated on the basis of the actual number of days elapsed and a year of 365 or 366 days.
5.04	Interest on Overdue Amounts. The Borrower agrees to pay interest on all overdue amounts both before and after maturity, demand, Default and judgment at a rate equal to the Prime Rate plus

2% per year, calculated on the daily outstanding balance of such overdue amounts and compounded monthly on the last day of each month. Such interest is payable on demand.
5.05	Change in Rates. All interest rates established in relation to the Prime Rate or CDOR Rate shall change automatically and without notice to the Borrower simultaneously with any change in the Prime Rate or CDOR Rate.
5.06	Other Fees. RTI International agrees to pay to National City Bank a fee of US$30,000 payable on the Closing Date.
5.07	Changes in Pricing Grid.
(a)	The Borrower shall pay interest on the Outstanding Obligations at the rates specified for each of the component Borrowings in the pricing grid set out below (the “Pricing Grid”) from time to time based upon the magnitude of RTI International’s Leverage Ratio (in accordance with the method and procedures outlined in Section 8.02) in the most recently completed and reported fiscal quarter. Provided, however, that the interest rates payable by the Borrower shall be those set out in the “Level 1” of the Pricing Grid until such time as the Lender receives the auditor prepared consolidated annual financial statements and a Compliance Certificate for RTI International (the “Audited Statements”) for the end of the Fiscal Year ending December 31, 2006, Audited Statements for the end of each Fiscal Year thereafter and internally prepared consolidated financial statements and Compliance Certificate for RTI International for each of the first, second and third fiscal quarters of each Fiscal Year (the “Internally Prepared Statements”).

Level	Leverage Ratio	Prime Rate plus % per annum	CDOR Rate plus % per annum

1	=<1.50:1	-0.75%	0.65%

2	>1.50:1 but =<2.00:1	-0.50%	0.95%

3	>2.00:1 but =<2.50:1	0.00%	1.50%

4	>2.50:1	0.75%	2.25%

(b)	The Borrower shall pay interest at the rates set out in the level of the Pricing Grid corresponding to the Leverage Ratio achievement commencing in the first fiscal quarter after the Lender’s receipt of the Internally Prepared Statements or the Audited Statements, as the case may be. Thereafter, the Borrower’s position on the Pricing Grid shall be reassessed on a going forward basis following the Lender’s receipt of the internally prepared Consolidated quarterly statements for the applicable quarter and Compliance Certificate for RTI International, and the Borrower shall pay interest on the component Borrowings in the upcoming fiscal quarter at the rates set forth in the Pricing Grid corresponding to RTI International’s Leverage Ratio achievement.
5.08	Change in Circumstances
(a)	Reduction in Rate of Return. If at any time the Lender determines, acting reasonably, that (i) any change in any Applicable Law or any interpretation thereof after the date of execution hereof, or (ii) compliance by the Lender with any direction, requirement or request from any regulatory authority given after the date of execution hereof, whether or not having the force of law, has or would have, as a consequence of the Lender’s obligations under this Agreement and taking into consideration the Lender’s policies with respect to capital adequacy, the effect of reducing the rate of return on the Lender’s capital to a level below that which the Lender could have achieved but for such change or compliance, then from time to time, upon written demand by the Lender and after the expiry of 30 days from the date of such demand, the Borrower shall pay to the Lender such additional amounts as will compensate the Lender for such reduction after the expiry of such 30 day period; provided that should the Lender make such demand, the Borrower shall be entitled to prepay the Outstanding Obligations without notice or penalty (other than breakage costs and related expenses) during such 30 day period.
(b)	Taxes, Reserves, Capital Adequacy, etc. If after the date of execution hereof, any introduction of any Applicable Law or any change or introduction of a change in any Applicable Law (whether or not having the force of law) or in the interpretation or application thereof by any court or by any Governmental Authority, central bank or other authority or entity charged with the administration thereof or any change in the compliance of the Lender with any Applicable Law now or hereafter:
(i)	subjects the Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to any Tax or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by the Borrower to the Lender under this Agreement (except for taxes on the overall net income of the Lender);
(ii)	imposes, modifies or deems applicable any reserve, special deposit, deposit insurance or similar requirement against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by an office of the Lender;
(iii)	imposes on the Lender or expects there to be maintained by the Lender any capital adequacy or additional capital requirement in respect of any Borrowing or its commitment hereunder or any other condition with respect to this Agreement; or
(iv)	imposes any Tax on reserves or deemed reserves with respect to the undrawn portion of the Credit Facility, and the result of any of the foregoing, in the sole determination of the Lender acting reasonably, shall be to increase the cost to, or reduce the amount of principal, interest or other amount received or receivable by the Lender hereunder or its effective return hereunder in respect of making, maintaining or funding a Borrowing under this Agreement the Lender shall, acting reasonably, determine that amount of money which shall compensate the Lender for such increase in cost or reduction in income (herein referred to as “Additional Compensation”).
(c)	Claim for Additional Compensation. Upon the Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section 5.08, the Lender shall promptly so notify the Borrower and shall provide to the Borrower a certificate of a duly authorized officer of the Lender confirming its entitlement to Additional Compensation and setting forth the Additional Compensation, which shall be prima facie evidence of such Additional Compensation. The Lender shall promptly notify the Borrower, and the Borrower shall pay to the Lender, within ten Business Days of the giving of such notice, the Additional Compensation calculated to the date of such notification. The Lender shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 5.08 are then applicable notwithstanding that the Lender has previously been paid Additional Compensation. If it is commercially reasonable, the Lender shall make reasonable efforts to limit the incidents of any such Additional Compensation. Should the Lender be entitled to collect Additional Compensation in accordance with this Section, the Borrower shall be entitled to prepay the Outstanding Obligations without notice or penalty (other than breakage costs and related expenses) provided that it pays to the Lender such Additional Compensation relating to the period prior to prepayment in which any Borrowings were outstanding.
(d)	Reimbursement of Expenses. All statements, reports, certificates, opinions and other documents or information required to be furnished to the Lender by any Obligor under this Agreement shall be supplied without cost to the Lender. The Borrower agrees to pay promptly on demand all of the Lender’s reasonable legal fees and disbursements, documentation costs, travel expenses, and other out-of-pocket costs and expenses incurred in connection with the preparation, negotiation, creation, documentation, management and operation of (i) this Agreement and the Credit Facility, (ii) any amendment of, restatement of, or supplement or modification to this Agreement, and (iii) any other document prepared in connection herewith, including the RTI Guarantee, whether or not any amounts are advanced under this Agreement. In addition, the Borrower agrees to pay the actual legal fees and disbursements and other expenses incurred by the Lender in the collection, enforcement or preservation of any rights under this Agreement, the Security and all documents delivered in connection therewith.
(e)	Determination Conclusive. Each determination by any Lender of any rate or fee shall, in the absence of manifest error, be final, conclusive and binding on the Borrower.
5.09	No Withholding/Payment of Gross-up. Each interest, fee or similar payment under this Agreement, including any penalties attached thereto, shall be made without set-off or counterclaim and without withholding for or on account of any present or future taxes or duties imposed by any federal, state, provincial or other taxing authority. In the event the Borrower is required to deduct or withhold any amount for or on account of such taxes or duties, the Borrower shall pay to the Lender all such additional amounts as may be necessary to ensure that the Lender receives a net amount equal to the full amount which it would have received had such interest, fee or similar payment been made without such deduction or withholding.
5.10	Maximum Interest Rate.
(a)	In the event that any provision of this Agreement would oblige the Borrower to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by a Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows:
(i)	firstly, by reducing the amount or rate of interest required to be paid under Section 5.01 of this Agreement; and
(ii)	thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada);
(b)	If, notwithstanding the provisions of Subsection (a) of this Section and after giving effect to all adjustments contemplated thereby, the Lender shall have received an amount in excess of the maximum permitted by such clause, then such excess shall be applied by the Lender to the reduction of the principal balance of the Outstanding Obligations and not to the payment of interest or if such excessive interest exceeds such principal balance, such excess shall be refunded to the Borrower; and

(c)	Any amount or rate of interest referred to in this section shall be determined in accordance with generally accepted actuarial practices and principles at an effective annual rate of interest over the term of this Agreement on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the term of this Agreement and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination.
6. Conditions
6.01	Conditions to Initial Borrowing. The obligation of the Lender to make available the initial Borrowings under this Agreement is subject to the terms and conditions of this Agreement and is conditional upon satisfactory evidence being given to the Lender and its counsel as to compliance with the following conditions:
(a)	Representations and Warranties True. The representations and warranties contained in this Agreement are and shall continue to be true and correct in every material respect as if made by each Obligor contemporaneously with the initial Borrowing, and the Borrower and RTI International have provided a Compliance Certificate to evidence the same.
(b)	Resolutions and Certificates. The Lender shall have received, duly executed and in form and substance satisfactory to it:
(i)	a copy of the constating documents and by-laws of each Obligor and a copy of the resolutions of the board of directors of each Obligor authorizing the execution, delivery and performance of the Loan Documents, certified in each case by a officer of the applicable Obligor and ratified where necessary by the shareholders of such Obligor;
(ii)	a certificate of incumbency for each Obligor showing the names, offices and specimen signatures of the officers who will execute the Loan Documents; and
(iii)	such additional supporting documents as the Lender or its counsel may reasonably request.
(c)	Delivery of this Agreement. The Borrower and RTI International shall have executed and unconditionally delivered this Agreement to the Lender.
(d)	Delivery of Loan Documents. The Lender shall have received all other Loan Documents (other than the Credit Agreement as required to be delivered by Section 6.01(c)) duly executed by the issuer thereof and in form and substance satisfactory to the Lender and its counsel.
(e)	Approvals. The Lender shall have received evidence of the receipt by the Obligors of all necessary consents and approvals required from any creditor or Governmental Authority for the entry into, execution and delivery of the Loan Documents and the performance of their obligations thereunder.
(f)	Indebtedness. Except for Permitted Indebtedness, the Borrower shall not have any other Indebtedness.
(g)	Legal Opinions. The Lender shall have received a satisfactory legal opinion from counsel to each Obligor in connection with the due authorization, execution, delivery and enforceability of the Loan Documents.

(h)	Notice of Borrowing. The Lender shall have received a proper Notice of Borrowing as may be required hereunder.
(i)	No Default. No Default or Event of Default has occurred and is continuing under any of the Loan Documents.
(j)	No Liens. There shall be no liens, charges, trusts or encumbrances affecting the assets of the Borrower (other than Permitted Encumbrances).
(k)	Organization and Capital Structure/Share Register. The Lender shall be satisfied with the organizational and capital structure of the Obligors.
(l)	Material Adverse Change. A Material Adverse Change shall not have occurred since September 30, 2006.
(m)	Fees and Disbursements. The Lender shall have received a direction re funds from the Borrower authorizing the Lender to pay an appropriate portion of the initial Borrowing to counsel and agents to cover payment in full of all fees and out-of-pocket expenses paid by or incurred by the Lender on or before the Closing Date (including reasonable fees and expenses of legal counsel to the Lender).
(n)	Insurance. The Lender shall have received a satisfactory certificate of insurance issued by the Borrower’s insurance broker in respect of all policies maintained by the Borrower which are to name the Lender as additional insured and loss payee, as applicable.
(o)	Due Diligence. The Lender shall have completed and be reasonably satisfied with the results of its due diligence enquiries including the corporate, capital, tax, legal and management structure and cash management systems of the Obligors, and shall be satisfied, in their sole judgment, but acting reasonably with the nature and status of all securities, labour, tax, employee benefit (including pension plan), environmental, health and safety matters, organizational and capital structure matters involving or affecting any Obligor.
(p)	Other Documents. The Lender shall have received such other documents as the Lender may reasonably request.
(q)	RTI International Loan Transaction. No default or event of default shall have occurred and be continuing, and no demand for payment shall have been made by the Agent under, in respect of or in connection with the US Credit Agreement or any security document or other agreement related thereto.
6.02	Conditions — Subsequent Borrowing. The obligation of the Lender to make available any Borrowing under this Agreement after the initial Borrowing is conditional upon satisfactory evidence being given to the Lender as to compliance with the following conditions:
(a)	Representations and Warranties True. The representations and warranties contained in this Agreement are and shall continue to be true and correct in every material respect as if made by the Obligors contemporaneously with any Borrowing (except where expressed to be given only as of a specified date, and except for such qualifications to such representations and warranties which have been both disclosed to the Lender in writing after the Closing Date and accepted by the Lender).
(b)	Notice of Borrowing. The Lender shall have received a proper Notice of Borrowing as may be required hereunder.

(c)	No Default. No Default or Event of Default has occurred and is continuing under any of the Loan Documents.
(d)	No Liens. There shall be no liens, charges, trusts or encumbrances affecting the assets of the Borrower (other than Permitted Encumbrances).
(e)	Material Adverse Change. A Material Adverse Change shall not have occurred.
(f)	RTI International. No default or event of default shall have occurred and be continuing, and no demand for payment shall have been made by the Agent under, in respect of or in connection with the US Credit Agreement or any security document or other agreement related thereto.
(g)	Other Guarantees. The Guarantors shall have delivered to the Lender the Guarantees, certificates, opinions and other documents required pursuant to Section 8.01(t).
6.03	Waiver. The terms and conditions stated in this Article 6 are inserted for the sole benefit of the Lender and may be waived by it in whole or in part and with or without terms or conditions in respect of all or any Borrowings.
7. Representations and Warranties
7.01	Representation and Warranties. The Borrower represents and warrants to the Lender that:
(a)	Due Incorporation. The Borrower is a corporation duly incorporated, organized and validly subsisting under the laws of its governing jurisdiction. The Borrower holds all necessary permits and has all necessary corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted in accordance in all material respects with all Applicable Laws, and is or will be duly licensed or registered or otherwise qualified in all jurisdictions wherein the nature of its assets or the business transacted by it makes such licensing, registration or qualification necessary, except where failure to do so would not have a Material Adverse Effect on such assets or the ability of the Borrower to perform its obligations hereunder.
(b)	Power. The Borrower has full corporate power and capacity to enter into, deliver and perform its obligations under each of the Loan Documents.
(c)	Due Authorization and No Conflict. The execution, delivery and performance by the Borrower of the Loan Documents, and the consummation of the transactions contemplated hereby and thereby:
(i)	have been duly authorized by all necessary corporate action on the part of the Borrower;

(ii)	do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the constating documents or by-laws of the Borrower, or any Applicable Laws, or any determination or award presently in effect and applicable to the Borrower or any material commitment, agreement or any other instrument to which the Borrower is now a party or is otherwise bound; and

(iii)	do not require the consent or approval (other than those consents or approvals already obtained and certified copies of which have been delivered to the Lender) of, or registration or filing with, any other party (including shareholders of the Borrower) or any Governmental Authority.

(d)	Valid and Enforceable Obligations. The Loan Documents are, or when executed and delivered to the Lender will be, legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms.
(e)	Title. Subject to Permitted Encumbrances, the Borrower has good and marketable title to its real and personal property, free and clear of all encumbrances.
(f)	No Actions. There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Borrower, threatened, affecting the Borrower in any court or before or by any federal, provincial, state or municipal or other governmental department, commission, board, tribunal, bureau or agency, Canadian or foreign, where the amount claimed exceeds $500,000 on an individual claim basis or $1,000,000 in the aggregate for all such actions.
(g)	Financial Information. Subject to any limitations stated therein, the financial statements of RTI International and its Subsidiaries furnished to the Lender under this Agreement, or which were furnished to the Lender to induce it to enter into this Agreement, or otherwise furnished in connection with this Agreement, fairly present the financial condition of RTI International and its Subsidiaries as at the date thereof, and no Material Adverse Change has occurred in their financial position between the date of the most recent audited financial statements and the Closing Date.
(h)	No Default. No event that would be an Event of Default and no Default under any of the Loan Documents has occurred and is continuing which would have a Material Adverse Effect.
(i)	Compliance with Law. The Borrower is not in violation of any terms of its constating documents or by-laws or of any law, regulation, rule, order, judgment, writ, injunction, decree, determination or award presently in effect and applicable to it, the violation of which would result in a Material Adverse Change.
(j)	Location of Assets. The property and assets of the Borrower are located in those jurisdictions specified in Schedule “D”, and in no other jurisdiction.
(k)	Taxes. The Borrower has filed all federal, provincial and local tax returns which are required to be filed and has paid all Taxes due pursuant to such returns or pursuant to any assessment received by the Borrower except such Taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Borrower in respect of any Taxes or other governmental charges are adequate.
(l)	Labour Matters. There are no strikes or other labour disputes against the Borrower that are currently in effect, pending or, to the knowledge of the Borrower, threatened. All payments currently due from the Borrower on account of workers’ compensation, Canada Pension Plan, Quebec Pension Plan, employee health plans, social security and insurance of every kind and employee income tax source deductions and vacation pay have been paid in full to date. The Borrower has no obligation under any collective bargaining agreement. There is no organizing activity involving the Borrower by any labour union or group of employees.
(m)	Pensions. All employee and employer contributions required under any pension plan operated by the Borrower have been made and the fund or funds established under such plans are funded in all material respects in accordance with applicable regulatory requirements and the rules of such plans, and there exists no going concern unfunded liabilities or solvency deficiencies thereunder.

(n)	Accuracy of Information. To the best of their knowledge, all factual information previously or contemporaneously furnished by or on behalf of the Borrower in writing for purposes of or in connection with this Agreement or any transaction contemplated hereby is true and accurate in every material respect, as of the date so provided or specified therein, and such information is not incomplete by the omission of any material fact necessary to make such information not misleading. There is no fact known to the Borrower which the Borrower has not disclosed to the Lender which materially adversely affects, or so far as the Borrower can now reasonably foresee, will result in a Material Adverse Change, or materially adversely affect the ability of the Borrower and RTI International to fulfill their obligations under the Loan Documents.
(o)	Solvency. The Borrower is solvent and will not become insolvent after giving effect to the transactions contemplated in this Agreement. The Borrower has not made any filing or application to a court of competent jurisdiction or otherwise seeking protection from creditors nor has the Borrower made an assignment for the benefit of creditors or been named as the respondent in any bankruptcy petition or been declared or adjudged to be bankrupt.
(p)	Principal Place of Business. The “chief executive office”, “place of business” and “chief place of business” (within the meaning of Section 7(4) of the Personal Property Security Act (Ontario)) and the location of the Borrower is located in the Province of Quebec.
(q)	Financial Year End. The financial year-end of the Borrower is on December 31.
(r)	Guarantees. The Borrower has not guaranteed the obligations of any Person in respect of Indebtedness for borrowed money or otherwise save and except for the guarantees delivered hereunder and Permitted Indebtedness.
(s)	Shareholder Loans. Except for the amounts owed to shareholders who have fully postponed their claims to the Outstanding Obligations, there are no outstanding loans and advances made by (i) any shareholder of the Borrower to the Borrower, or (ii) any Person who does not deal at arm’s length with the Borrower to the Borrower.
(t)	Withholdings. The Borrower has withheld from its employees, customers and other applicable payees (and timely paid to the applicable Governmental Authority) the proper and accurate amount of all Taxes and other amounts required to be withheld or collected and remitted in compliance with all Applicable Laws such that the failure to do so would not be of a material amount. There are no liens for Taxes on the assets of the Borrower except for liens arising under Applicable Law, that are unregistered or otherwise unperfected, for Taxes not yet due.
(u)	Indebtedness. The Borrower does not have any Indebtedness other than Permitted Indebtedness.
(v)	Priority Payables. There are no Priority Payables outstanding in respect of which payments are overdue and the non-payment of which would result in a Material Adverse Change.
7.02	Guarantors’ Representations and Warranties. RTI International, on behalf of itself and the other Guarantors, represents and warrants to the Lender that all of the representations and warranties contained in the US Credit Agreement pertaining to or made by RTI International or such other Guarantor including, without limitation, by reference to Loan Parties (as defined in the US Credit Agreement) and including, without limitation, those contained in Article 4 of the US Credit Agreement, are true, correct and complete as of the date hereof.

7.03	Survival of Representations and Warranties. The representations and warranties contained in this Article 7 shall survive the execution and delivery of this Agreement and the making of Borrowings hereunder until all Outstanding Obligations have been paid in full, regardless of any investigation or examination made by the Lender or its counsel and the Lender shall be deemed to have relied upon each of such representations and warranties in making available each Borrowing hereunder.
8. Covenants
8.01	Positive Covenants. From the date hereof and until the Outstanding Obligations are repaid in full, the Borrower shall observe and perform, or will cause the observance and performance of each of the following covenants, unless compliance therewith shall have been waived in writing by the Lender:
(a)	Existence. The Borrower will do or cause to be done all such things as are necessary to maintain its corporate existence in good standing, to ensure that it has at all times the right and is duly qualified to conduct its businesses and to obtain and maintain all rights, privileges and franchises necessary for the conduct of its business, except where the failure to do so would not result in a Material Adverse Change.
(b)	Conduct of Business. The Borrower will maintain, operate and use its properties and assets, and will carry on and conduct its business in a proper and efficient manner so as to preserve and protect such properties and assets and business and the profits thereof.
(c)	Payment of Principal, Interest and Expenses. The Borrower will duly and punctually pay or cause to be paid to the Lender the Outstanding Obligations owed by it to the Lender at the times and places and in the manner provided for herein.
(d)	Payment of Taxes and Claims. The Borrower shall pay and discharge promptly when due all Taxes, assessments and other governmental charges or levies imposed upon it or upon its properties or assets or upon any part thereof, as well as all claims of any kind (including claims for labour, materials and supplies) which, if unpaid, would by law become a lien, charge, trust or other claim upon any such properties or assets; but the Borrower shall not be required to pay any such Tax, assessment, charge or levy or claim if the amount, applicability or validity thereof shall currently be contested in good faith by appropriate proceedings and if the Borrower shall have set aside on its books a reserve to the extent required by GAAP in an amount which is reasonably adequate with respect thereto.
(e)	Annual Financial Information. As soon as practicable and in any event within 120 days of the end of each Fiscal Year of the Borrower, the Borrower shall deliver to the Lender copies of the statutory annual statements of the Borrower, which statements shall include balance sheets and related statements of operations, shareholders’ equity and cash flows, stating in comparative form on a consistent basis the respective figures as of the end of each Fiscal Year and for the previous Fiscal Year together with a financial officer’s certificate confirming that in such financial officer’s opinion the statements present fairly the financial position of the Borrower and the results of its operations for the Fiscal Year reported on. As soon as practicable and in any event within 90 days of the end of each Fiscal Year of RTI International, RTI International shall deliver to the Lender (i) copies of the Audited Statements of RTI International, which financial statements shall include balance sheets and related statements of operations, shareholders’ equity and cash flows, stating in comparative form on a consistent basis the respective figures as of the end of each Fiscal Year and for the previous Fiscal Year together with an auditor’s report confirming that in such auditor’s opinion the statements present fairly the financial position of RTI International and the results of its operations for the Fiscal Year reported on; and (ii) a Compliance Certificate for the fourth fiscal quarter.

(f)	Quarterly Financial Information. RTI International, as applicable, shall deliver to the Lender, not later than 45 days after the first, second and third fiscal quarter’s in each Fiscal Year of RTI International, as applicable (i) copies of the Internally Prepared Statements of RTI International, which financial statements shall include balance sheet and related statements of operations, shareholders’ equity and cash flows for the portion of such Fiscal Year ended with the last day of such quarterly accounting period, all in reasonable detail and prepared and certified (subject to year-end audit adjustments) by a financial officer of RTI International, and stating in comparative form the respective figures for the corresponding date and period in the previous Fiscal Year; and (ii) a Compliance Certificate.
(g)	Use of Proceeds. The Borrower shall use the proceeds of all Borrowings for the purposes contemplated hereunder.
(h)	Reserves. The Borrower will maintain appropriate reserves for Taxes and other contingent expenses or liabilities in accordance with GAAP.
(i)	Other Information. The Borrower shall furnish to the Lender promptly on request such other information in its possession respecting its financial condition and its business and operations as the Lender may from time to time reasonably require.
(j)	Insurance. The Borrower shall insure and keep insured its properties, assets and business placed with such insurers and with such coverage (including business interruption insurance) and against such loss or damage to the reasonable and customary insurable value of such properties and assets without co-insurance as the Lender shall reasonably require or, in the absence of any specification of such requirement, to the extent insured against by comparable corporations engaged in comparable businesses. Proceeds under all such insurance policies arising from a loss or losses which could cause a Material Adverse Change shall be payable to the Lender. In the case of Business Property Risk insurance the Lender will be named as loss payee and additional insured. The Borrower shall provide for a minimum of 30 days, in good faith, prior notice to the Lender of cancellation or lapse; the Borrower shall pay or cause to be paid all premiums necessary to maintain any such insurance policies in good standing as such premiums become due and payable. The Lender reserves the right to retain no more than once each year, at the Borrower’s reasonable expense, an independent insurance auditor to confirm compliance with this covenant and to advise the Lender generally as to the insurance coverage which the Borrower should be maintaining.
(k)	Books and Records. The Borrower will at all times maintain proper records and books of account and therein make true and correct entries of all dealings and transactions relating to its business and, if requested by the Lender, will make the same available for inspection by the Lender or any agent of the Lender at all reasonable times.
(l)	Access. The Borrower will permit the Lender through its officers or employees or through any consultants retained by it, upon request, to have reasonable access at any reasonable time and from time to time, to any of the Borrower’s premises and to any records, information or data in their possession so as to enable the Lender to ascertain the state of the Borrower’s financial condition or operations, and will permit the Lender to make copies of and abstracts from such records, information or data, and will upon request of the Lender deliver to the Lender copies of such records, information or data. Without limiting the generality of the foregoing the Borrower agrees to permit the Lender to conduct the Lender’s standard field examination of the assets, premises, books, records and businesses of the Borrower not less than once yearly unless an Event of Default has occurred and is continuing, in which case the Lender shall be entitled to conduct such number of field examinations as the Lender may require.

(m)	Notice of Material Adverse Change. The Borrower will give to the Lender prompt written notice of any Material Adverse Change, or of any material loss, destruction or damage to their respective properties and assets.
(n)	Notice of Litigation. The Borrower will give to the Lender prompt written notice of any action, suit, litigation, or other proceeding which is commenced or threatened in writing against the Borrower with an asserted claim exceeding $500,000.
(o)	Notice of Default. The Borrower and RTI International will give to the Lender notice of any default or non-compliance by the Borrower or RTI International under any of the Loan Documents or the US Credit Agreement or any security document or other agreement related thereto.
(p)	Compliance with Laws. The Borrower shall comply in all material respects with all Applicable Laws.
(q)	New Locations and Names. The Borrower shall advise the Lender in writing not less than 30 days prior to the Borrower (i) changing the location of its “chief executive office”, “place of business”, “registered office”, “chief place of business”, “principal place of business” or the location of its records or acquiring any such new locations, or (ii) changing its corporate name.
(r)	Good Repair. The Borrower will keep all of the assets and properties used or useful in the conduct of its business in good repair, working order and condition, ordinary wear and tear excepted and from time to time shall make, or cause to be made, all needed and proper repairs, renewals and replacements and improvements thereto, all as in the reasonable judgment of the Borrower may be necessary so that the business carried on by the Borrower may be properly and advantageously conducted at all times.
(s)	Cooperate With Lender. The Borrower shall cooperate fully with the Lender with respect to any proceedings before any court, board or other Governmental Authority which may in any way materially and adversely affect the rights of the Lender hereunder or any rights obtained by the Lender under any of the other Loan Documents. The Borrower shall cooperate with the Lender in obtaining for the Lender the benefits of any insurance proceeds lawfully or equitably payable in connection with any property to the extent that the Lender is entitled to the same under the terms of this Agreement, and the Lender shall be reimbursed for any actual out-of-pocket expenses incurred in connection therewith (including, without limitation, reasonable legal fees and disbursements, and the payment by the Borrower of the expense of an appraisal on behalf of the Lender in case of a fire or other casualty affecting such property or any part thereof) out of such insurance proceeds.
(t)	Delivery of Other Guarantees: On or before January 31, 2007, the Borrower and RTI shall cause the other Guarantors to execute and deliver to the Lender duly executed and in form and substance satisfactory to the Lender the following:
(i)	the Other Guarantees;

(ii)	a copy of the constating documents and by-laws of each Guarantor (other than RTI International) and a copy of the resolutions of the board of directors of such Guarantor authorizing the execution, delivery and performance of the Loan Documents executed by such Guarantor, certified in each case by a officer of the such Guarantor and ratified where necessary by the shareholders of such Guarantor;

(iii)	a certificate of incumbency for each Guarantor (other than RTI International) showing the names, offices and specimen signatures of the officers who will execute the Loan Documents;

(iv)	a satisfactory legal opinion from counsel to each Guarantor (other than RTI International) in connection with the due authorization, execution, delivery and enforceability of the Loan Documents executed by such Guarantor; and

(v)	such additional supporting documents as the Lender or its counsel may reasonably request.
8.02	Covenants of RTI International. From the date hereof and until the Outstanding Obligations are repaid in full, RTI International will observe and perform each of the following covenants, unless compliance therewith shall have been waived in writing by the Lender:
(a)	Leverage Ratio. As of the last day of each fiscal quarter of RTI International, RTI International’s Leverage Ratio shall not be greater than 3.00:1.00 at any time.
(b)	Interest Coverage. As of the last day of each fiscal quarter of RTI International, RTI International’s Consolidated EBIT to Consolidated Interest Expense, measured on a rolling four quarter basis, shall be not less than 2.50:1.00 at all times.
(c)	Debt Service Coverage. As of the last day of each fiscal quarter of RTI International, RTI International’s Debt Service Coverage Ratio, measured on a rolling four quarter basis, shall be not less than 1.25:1.00 at all times.
8.03	Negative Covenants. From the date hereof and until the Outstanding Obligations are paid in full, the Obligors shall adhere to the following covenants unless waived in writing by the Lender:
(a)	Not to Amalgamate, etc. The Borrower shall not enter into any transaction or series of related transactions (whether by way of amalgamation, merger, winding-up, consolidation, reorganization, reconstruction, continuance, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, properties, rights or assets would become the property of any other Person or, in the case of amalgamation or continuance, of the continuing corporation resulting therefrom.
(b)	Indebtedness. The Borrower shall not create, assume, issue or permit to exist, directly or indirectly, any Indebtedness (including subordinated indebtedness) except for Permitted Indebtedness.
(c)	Negative Pledge. The Borrower shall not create, assume, incur or suffer to exist any encumbrance in or upon any of their respective undertakings, properties, rights or assets except for Permitted Encumbrances.
(d)	No Guarantees. The Borrower shall not be or become liable, directly or indirectly, contingently or otherwise, for any material obligation of any other Person by guarantee or provide other financial assistance to such Person other than as expressly permitted hereunder.
(e)	Restrictions on Subsidiaries, Investments and Loans. The Borrower shall not, directly or indirectly, (i) acquire or form any Subsidiary without ensuring that such Subsidiary first provides an unlimited (to the extent permitted by law) and unconditional guarantee of the Outstanding Obligations and a satisfactory opinion of counsel to the Subsidiary as to the enforceability of such guarantee, or (ii) make any loan to or investment in, or purchase or otherwise acquire or hold any shares or securities of, any other Person other than another Obligor or a Person who becomes a guarantor in connection with such loan or investment. The Borrower shall not become a partner in any partnership or a participant in any joint venture unless the Borrower has received the Lender’s prior written consent to such transaction, which consent is not to be unreasonably withheld.
(f)	Relocation of Assets. The Borrower shall not locate or permit to be situated any of its property or assets having a value in excess of $500,000 in the aggregate in any jurisdiction other than as set out in Schedule “D” without having first notified the Lender in writing.
(g)	Corporate Distributions. The Borrower shall not make any Corporate Distribution of any kind whatsoever to any director, officer, shareholder, Affiliate or Associate of the Borrower, whether directly or indirectly, or to any other Person who does not deal at arm’s length with the Borrower other than:
(i)	reasonable salaries and bonuses to employees and expense reimbursements paid after the Closing Date in accordance with past practice in the ordinary course of business;

(ii)	Corporate Distributions to RTI International and any other Guarantors that have executed and delivered to the Lender a Guarantee of the Borrower’s Outstanding Obligations provided that no Event of Default has occurred and is continuing and that the payment of such Corporate Distribution could not result in the occurrence of an Event of Default; and

(iii)	all other Corporate Distributions as approved in writing from time to time by the Lender.
(h)	Disposition of Assets. The Borrower will not sell, assign, transfer, convey, lease (as lessor), contribute or otherwise dispose of, or grant options, warrants or other rights with respect to, any of its properties or assets other than in the ordinary course of business.
(i)	Material Contracts. The Borrower shall not cancel or terminate any material contract or amend or otherwise modify any Material Contract, or waive any default or breach under any material contract, or take any other action in connection with any material contract that would result in a Material Adverse Change.
(j)	Payments of Subordinated Debt. The Borrower shall not make any payments or prepayments of principal, interest, fees or costs on account of any Indebtedness that is subordinated to the Outstanding Obligations.
(k)	Change in Financial Year or Business. The Borrower shall not (i) change its financial year end, (ii) change in any material way the nature, form or substance of its business or lines of business which it now conducts, or (iii) commence carrying on any other material business.
(l)	Transactions with Related Parties. The Borrower shall not enter into any transactions with its Affiliates or Associates for goods or services unless such goods and services are provided on commercially reasonable terms.
(m)	Issuance of Shares. The Borrower shall not issue or agree to issue any shares of any class of its capital stock, nor grant any options, warrants, special warrants or other rights whereby the grantee thereof or any other Person could acquire any shares or other equity interests in the Borrower.

(n)	Change in Articles, Name and Asset Location. The Borrower shall not (i) amend its articles or other constating documents without the prior written consent of the Lender, (ii) change its name or the location of its assets except in compliance with Section 8.01 hereof.
(o)	Limitations on Hedging/Take-Over Bids. The Borrower shall not enter into (i) any interest rate, foreign exchange or other hedging programs that causes a leveraging effect on debt and are out of the normal course of business operations, or (ii) hostile take-over bid to acquire another entity, in each case without the prior written consent of the Lender.
(p)	Share Transfer Transactions. The Borrower shall not transfer its shares of any other Obligor except as part of a genuine corporate reorganization plan involving only the Obligors or any other newly incorporated Person that becomes a guarantor and where written details of such reorganization plan are provided to the Lender on or before its implementation.
(q)	Change in Control. The Borrower shall consent to, process, register or record any transfer of its shares without the prior written consent of the Lender.
8.04	Guarantors’ Covenants. From the date hereof and until the Outstanding Obligations are repaid in full, RTI International, on behalf of itself and the other Guarantors, agrees that it shall observe and perform, or will cause the observance and performance of all covenants contained in the US Credit Agreement pertaining to or made by RTI International or such other Guarantor including, without limitation, those contained in Articles 6 and 7 of the US Credit Agreement.
9. Guarantees
9.01	Guarantees. On or before the Closing Date, RTI International shall execute and deliver to the Lender in in the form of Schedule “G” attached, an unconditional guarantee for this Credit Facility and postponement of claims from RTI International to the Lender in respect of the outstanding indebtedness, liabilities and obligations of the Borrower to the Lender (the “RTI Guarantee”).
9.02	Other Guarantees. On or before January 31, 2007, RTI International shall cause to be executed and delivered to the Lender in form and substance satisfactory to the Lender an unconditional guarantee for this Credit Facility and postponement of claims from each of the other Guarantors to the Lender in respect of the outstanding indebtedness, liabilities and obligations of the Borrower to the Lender (collectively, the “Other Guarantees”).
10. Default
10.01	Event of Default. Upon the occurrence of any one or more of the following events (collectively, the “Events of Default” and, individually, an “Event of Default”) the Lender shall have the option, in its sole and unfettered discretion, to declare the Obligations immediately due and payable:
(a)	the Borrower does not pay any of the Outstanding Obligations when due;
(b)	the Borrower does not observe or perform any of their obligations or covenants under this Agreement or any other Loan Document or any other agreement or document existing at any time between the Borrower and the Lender;
(c)	any representation, warranty or statement made by or on behalf of the Borrower to the Lender is untrue in any material respect at the time when or as of which it was made;

(d)	if there is any default or failure in the observance or performance of any covenant contained in Section 8.02;
(e)	if, other than in respect of covenants contained in Section 8.02, or any covenant to pay an amount to the Lender, there is ay default or failure in the observance or performance of any act required to be done under the Loan Documents or any other covenant or condition required to be observed as performed under the Loan Documents, and the default or failure continues thirty (30) days;
(f)	the Borrower defaults in payment of any indebtedness to any Person other than the Lender or defaults in the performance of any term, provision or condition created in any agreement under which any such indebtedness was created or is governed where such default would allow such Person to cause such indebtedness to become due prior to its stated maturity, or any such indebtedness is declared to be due and payable other than by a regularly scheduled payment;
(g)	the Borrower ceases or threatens to cease to carry on in its Business in the normal course or any material part thereof;
(h)	if there is, in the Lender’s reasonable opinion, a change in effective control of the Borrower;
(i)	the Borrower becomes insolvent or bankrupt; the Borrower becomes subject to proceedings under the Bankruptcy and Insolvency Act (Canada) (the “BIA”), the Companies Creditors Arrangement Act (the “CCAA”) or the U.S. Federal Bankruptcy Code (the “USFBC”) or any similar legislation in any applicable jurisdiction; the Borrower files a notice of intention to file a proposal under the BIA, commences proceedings under the CCAA, institutes any proceedings seeking an order for relief under the USFBC or any similar legislation or seeking to adjudicate it a bank or insolvent, or seeking dissolution, winding-up, dissolution, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or fails to file an answer or any other pleading denying the material allegations in any such proceeding instituted against it; a petition in bankruptcy is filed against the Borrower or the Borrowers files an assignment for the benefit of creditors under the BIA; the Borrower takes any corporate action to authorize or effect any of the foregoing actions;
(j)	a receiver, receiver and manager, interim receiver, trustee, liquidator, custodian or other similar official is appointed in respect of the Borrower or any of the Borrower’s property;
(k)	any court, government or governmental agency shall condemn, seize or otherwise appropriate, or take custody or control of all or any substantial portion of the property of the Borrower;
(l)	the Borrower shall fail within thirty (30) days to pay, bond or otherwise discharge any judgment or order for the payment of money in excess of $500,000 outstanding at any time, which is not stayed on appeal or otherwise being appropriately contested in good faith;
(m)	the holder of a Security Interest delivers a notice of intention to enforce its security or takes possession of all or any part of the property of the Borrower, or a distress, execution or other similar process is levied against all or any part of such property;
(n)	the Lender, in good faith and upon commercially reasonable grounds, believes that the prospect of payment or performance is or is about to be impaired or that all or a material part of the assets and undertaking of the Borrower is or is about to be placed in jeopardy; or
(o)	the occurrence and continuance of a default or an event of default under the US Credit Agreement or any loan, security or other document related thereto.
10.02	Remedies Cumulative. Upon the occurrence of an Event of Default the Borrower agrees with the Lender as follows:
(a)	the Outstanding Obligations shall become immediately due and payable;
(b)	the Lender may, without notice to the Borrower, combine, consolidate or merge any or all of accounts of the Borrower with any liabilities to the Lender and may set off, appropriate and apply any and all deposits held by or for the benefit of any of them with any branch of the Lender, whether such deposits are matured or unmatured, and any other indebtedness and liability of the Lender to any of them, matured or unmatured, against and on account of the Outstanding Obligations; and
(c)	the Lender may appropriate all monies received by it from the Borrower or may realize on the RTI Guarantee.
10.03	Remedies Cumulative. For greater certainty, the rights and remedies of the Lender under this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in any of the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Lender may be lawfully entitled for the same default or breach, and any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in any of the Loan Documents and any indulgence granted by the Lender shall be deemed not to be a waiver of that or any subsequent default.
11. General
11.01	Agreement Binds Successors etc. This Agreement is binding upon and enures to the benefit of the parties to this Agreement and their respective successors and assigns, provided that this Agreement is not assignable by the Borrower or RTI International.
11.02	Further Assurances. The Borrower and RTI International agree to make, do, execute and deliver all such further and other assurances as may be reasonably required to implement this Agreement, all at the cost and expense of the Borrower.
11.03	Waiver or Amendment in Writing Only. No waiver by the Lender of any of its rights or remedies under this Agreement, the RTI Guarantee or otherwise and no amendment of this Agreement shall be effective against the Lender unless such waiver or amendment, as the case may be, is in writing and signed by the Lender. Without limiting the generality of the foregoing, no course of conduct shall constitute a waiver by the Lender of any of its rights or remedies under this Agreement and no delay or forbearance by the Lender in the enforcement of its rights or remedies arising after a breach of this Agreement or after demand shall constitute or be deemed to be a waiver by the Lender of such rights and remedies.
11.04	Lender’s Statement Conclusive. The Borrower agrees to accept a statement of the Outstanding Obligations issued by the Lender to be an accurate statement of the amount and the particulars of the Outstanding Obligations as at the date of the statement, absent manifest error, and, subject thereto, the Borrower waives all existing or future disputes in respect of the amount and the particulars of the Outstanding Obligations.

11.05	Survival of Terms. All covenants, representations and warranties of the Borrower shall continue and survive the execution, completion, failure or termination of this Agreement and shall not merge with the execution or completion of this Agreement or with any judgment obtained by the Lender in respect of the Outstanding Obligations, the RTI Guarantee or this Agreement.
11.06	Notice. Any notice, request or other communication hereunder to any of the parties hereto shall be in writing and be sufficiently given if delivered personally or by courier or sent by prepaid registered mail to its address or by telecopier to the number and to the attention of the person set forth below:
(a)	In the case of the Borrower or RTI International:
RTI International Metals, Inc.
1000 Warren Avenue
Niles, Ohio 44446
Attention: William T. Hull, Vice President and CAO
Telecopier No. 330.544.7701
(b)	In the case of the Lender:
National City Bank, Canada Branch
The Exchange Tower
130 King Street West, Suite 2140
Toronto, Ontario
M5X 1E4
Attention: Andrew Riddell, Senior Vice-President

Telecopier No. (416) 361-0085
with a copy to:
Gowling Lafleur Henderson LLP
Suite 1600
1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1G5
Attention: Dom Glavota

Telecopier No. (416) 862-7661
Any such notice shall be deemed to be given and received, if delivered, when delivered, and if mailed, on the third Business Day following the date on which it was mailed (unless an interruption of postal services occurs or is continuing on or within the three Business Days after the date of mailing in which case the notice shall be deemed to have been received on the third Business Day after postal service resumes), and if sent by telecopier on the next Business Day after the day on which the telecopy is sent. Either party may by notice to the other, given as aforesaid, designate a changed address or telecopier number.
11.07	Performance of Covenants by the Lender. If any of the covenants or obligations contained herein shall not be performed by the Borrower, the Lender may perform such covenant or obligation and, if in so doing the Lender spends money or incurs liability, the amount of money so spent or liability incurred shall be treated as a Prime Rate Loan.
11.08	Indemnities. In addition to any other indemnity provided for herein, the Borrower and RTI International, jointly and severally, agree to indemnify and save harmless the Lender (including its directors, officers, employees and agents) (collectively, the “Indemnitees”) on demand from all claims, suits, actions, obligations, judgments, demands, liabilities, damages, losses, costs, charges and expenses of any nature whatsoever, which an Indemnitee may sustain or incur as a consequence of or relating in any manner to this Agreement, the Outstanding Obligations, the RTI Guarantee, including but not limited to any loss or expense sustained or incurred in liquidating or redeploying deposits or other funds contracted for or acquired or used to effect or maintain such Borrowing or part thereof, and the reasonable fees and disbursements of the Lender’s counsel in respect of any such matter. A certificate of the Lender as to any such loss or expense and containing reasonable details of the calculation thereof shall be prima facie evidence thereof.
To the extent that the agreements of the Borrower and RTI International set out in this section to indemnify and save harmless are unenforceable in whole or in part for any reason, the Borrower and RTI International shall contribute the maximum amount that it is permitted by Applicable Law to contribute to the payment and satisfaction of all applicable claims, demands, liabilities, damages, losses, costs, charges and expenses incurred by the Indemnitees or any of them.
11.09	No Set-Off or Counterclaim. The obligations of the Borrower and RTI International to make payments hereunder shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, any set-off, compensation, counterclaim, recoupment, defence or other right which the Borrower and RTI International may have against the Lender.
11.10	Execution in Counterpart. This Agreement may be executed in two or more separate counterparts, each of which shall constitute an original of this Agreement and all of which shall, together, form one and the same agreement. This Agreement, to the extent signed and delivered by means of electronic transmission (including, without limitation, facsimile, pdf and Internet transmissions), shall be treated in all manner and respects as an original agreement and should be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.
11.11	Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions of this Agreement and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
11.12	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

Please indicate your acceptance of this Agreement by signing and returning two counterparts of this Agreement where indicated below.

Yours truly,

NATIONAL CITY BANK, CANADA BRANCH Per:

/s/ J. Andrew Riddell

Name: J. Andrew Riddell
Title:
ACCEPTANCE
THE UNDERSIGNED agrees to be bound by the terms and conditions of this Agreement set forth above as of the date first written above.

RTI CLARO, INC. Per:

/s/ William T. Hull

Name: William T. Hull Title: Authorized Officer

RTI INTERNATIONAL METALS, INC. Per:

/s/ William T. Hull

Name: William T. Hull Title: Vice President and Chief Accounting Officer

Schedule “A”
COMPLIANCE CERTIFICATE
TO:     NATIONAL CITY BANK, CANADA BRANCH (the “Lender”)
All defined terms set forth in this Compliance Certificate shall have the respective meanings set forth in the Credit Agreement dated as of December 27, 2006 among the Lender, RTI Claro, Inc. (the “Borrower”) and RTI International Metals, Inc. (the “Guarantor”) (as amended, restated, modified, supplemented or replaced, the “Credit Agreement”).
In accordance with the Credit Agreement, I, [insert name and title of certifying office], hereby certify without personal liability that:
That I am the                                             and                                             of the Guarantor.
That I am familiar with and have examined the provisions of the Credit Agreement and have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Guarantor. Based upon the foregoing and as of the date of this certificate, I am of the view that:
(a) such financial information as presented for the Guarantor’s fiscal period ending                      present fairly, completely and accurately in accordance with GAAP (subject to normal year-end adjustments) the Consolidated financial position and results of operations of the Borrower, subject to year-end audit and audit adjustments, and to the best of my knowledge, the information presented is true, correct and complete in all material respects;
(b) the Guarantor and the Borrower are in (not in) compliance with the terms and conditions of the above mentioned Credit Agreement, as stated below; and
(c) there has been no Material Adverse Change since the date of the last financial statements delivered under the Credit Agreement.
That as of                                                         , 20                      :
(a) The Leverage Ratio for the applicable period of                      to                        was                        :1, which is (not) less than the required covenant of 3.00:1.00 for such period as caculated on the attached schedule.
(b) The Consolidated EBIT to Consolidated Interest Expense ratio for the applicable period of                                          to                         was                     :1.00, which is (not) more than the required covenant of 2.50:1.0 for such period as calculated on the attached schedule.
(c) The Debt Service Coverage Ratio for the applicable period of                                          to                                            was           :1.00, which is not less than (is less than) the required covenant of 1.25:1.0 for such period.
In accordance with the reporting requirements of the Credit Agreement, we enclose the following reports:
[List reports]

      DATED the                       day of                                                                  , 20                      .

Name:
Title:

Schedule B Conversion Notice

FROM:	RTI CLARO, INC.

DATE
VIA FACSIMILE:	416-361-0085

National City Bank, Canada Branch
130 King Street West, Suite 2140
Toronto, ON M5X 1E4

Attention:	Donna Hallim or Kenneth Argue
Telephone #	416-361-1744 ext. 231 or ext. 225

Reference	CDOR LOAN REQUEST
Pursuant to the Credit Agreement dated                                            (as amended, restated, supplemented or replaced from time to time), currently mautring on:           , please process the following CDOR LOAN transaction:

New / Maturing	Convert from	Convert to	New / Rollover	Net. Advance/	Interest on	Effective	New
Loan	Prime	Prime	Amount	Repayment ( )	Matur. Loan	Date	Maturity	# days

We acknowledge that final details will be provided on the Effective Date and that Interest will be payable on the Maturity Date(s) shown above.

ADVANCE (Net)	Please wire funds to our account	REPAYMENT (Net):	We will wire funds to your account

Amount	#VALUE!	Amount

CUSTOMER’S ACCOUNT		Bank of Montreal, Montreal
INFORMATION HERE		SWIFT: BOFMCAM2
FOR CREDIT TO:
Bank of Montreal, Main Branch
100 King Street West
Toronto, ON M5T 1T4
A/C #00021323255
A/C Name: NCB, Canada Branch
Reference: RTI CLARO, INC.

Authorized Officer Telephone Number	Note: To protect the company’s position, requests for loan advances must be signed by an authorized officer

Schedule C Notice of Borrowing: CDOR Loans

FROM:	RTI CLARO, INC.

DATE
VIA FACSIMILE:	416-361-0085

National City Bank, Canada Branch
130 King Street West, Suite 2140
Toronto, ON M5X 1E4

Attention:	Donna Hallim or Kenneth Argue
Telephone #	416-361-1744 ext. 231 or ext. 225

Reference	CDOR LOAN REQUEST
Pursuant to the Credit Agreement dated                                            (as amended, restated, supplemented or replaced from time to time), currently mautring on:           , please process the following CDOR LOAN transaction:

New / Maturing	Convert from	Convert to	New / Rollover	Net. Advance/	Interest on	Effective	New
Loan	Prime	Prime	Amount	Repayment ( )	Matur. Loan	Date	Maturity	# days

We acknowledge that final details will be provided on the Effective Date and that Interest will be payable on the Maturity Date(s) shown above.

ADVANCE (Net)	Please wire funds to our account	REPAYMENT (Net):	We will wire funds to your account

Amount	#VALUE!	Amount

CUSTOMER’S ACCOUNT		Bank of Montreal, Montreal
INFORMATION HERE		SWIFT: BOFMCAM2
FOR CREDIT TO:
Bank of Montreal, Main Branch
100 King Street West
Toronto, ON M5T 1T4
A/C #00021323255
A/C Name: NCB, Canada Branch
Reference: RTI CLARO, INC.

Authorized Officer Telephone Number	Note: To protect the company’s position, requests for loan advances must be signed by an authorized officer

Schedule “D”
LOCATION OF BORROWER’S ASSETS
8140 Rue Lafrenaie
Saint Leonard, Quebec
CANADA
H1P 2A9
And
5525A Rue Ernest-Cormier
Laval, Quebec
CANADA
G9Z 9Z9

Schedule “E”
GUARANTORS
1.	BOW STEEL CORPORATION, a Delaware corporation

2.	BOW STEEL OF TEXAS CORPORATION, a Delaware corporation

3.	EXTRUSION TECHNOLOGY CORPORATION OF AMERICA, an Ohio corporation

4.	NATI GAS CO., an Ohio corporation

5.	NEW CENTURY METALS, INC., an Ohio corporation

6.	NEW CENTURY METALS SOUTHEAST, INC., a Delaware corporation

7.	PIERCE-SPAFFORD METALS COMPANY, INC., a California corporation

8.	RMI DELAWARE, INC., a Delaware corporation

9.	RMI METALS, INC., a Utah corporation

10.	RMI TITANIUM COMPANY, an Ohio corporation

11.	RTI HERMITAGE, INC., an Ohio corporation, f/k/a RTI COMMERCIAL PRODUCTS, INC.

12.	RTI ENERGY SYSTEMS, INC., an Ohio corporation

13.	RTI FABRICATION AND DISTRIBUTION, INC., an Ohio corporation

14.	RTI-ST. LOUIS, INC., a Missouri corporation

15.	TRADCO, INC., a Missouri corporation

Schedule “F”
US CREDIT AGREEMENT
[Schedule F hereof consists of complete copies of the Revolving Credit Agreement and Letter of Credit Issuance Agreement which was filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q filed on August 14, 2002, the First Amendment to Revolving Credit and Letter of Credit Issuance Agreement filed as Exhibit 4.2 to our Annual Report on Form 10-K filed on March 16, 2006, and the Second Amendment to Revolving Credit and Letter of Credit Issuance Agreement filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 3, 2006.]

Schedule “G”
GUARANTY
(Canadian Dollar 16MM Loan to RTI Claro, Inc. Dated December 27, 2006)
This Guaranty is executed at Cleveland, Ohio as of 27 December, 2006.

1.	To induce NATIONAL CITY BANK, Canada Branch (“Bank”), having its office located at 130 King Street West, Suite 2140, Toronto, Ontario, Canada M5X 1E4, to extend or continue to extend credit to RTI CLARO, INC., a Canada corporation (“Borrower”), the undersigned, RTI INTERNATIONAL METALS, INC., an Ohio corporation (“Guarantor”), intending to be legally bound, hereby unconditionally guarantee(s) to Bank the prompt payment of each and every obligation of Borrower to Bank when due, whether direct, indirect or contingent, now existing or hereafter created, arising or acquired, and howsoever evidenced or secured, including but not limited to, payment of all principal, interest and other sums due, whether by acceleration or otherwise, together with all late charges, disbursements, expenses, and deficiencies (collectively the “Guaranteed Debt”) together with the performance of Borrower’s obligations under any documents or instruments executed in connection with or given to secure the Guaranteed Debt. Guarantor also agrees to pay all expenses, legal and otherwise (including court costs and reasonable attorney’s fees), paid or incurred by Bank in endeavoring to collect such Guaranteed Debt, or any part thereof, and in enforcing this Guaranty.

2.	This is a continuing Guaranty and shall remain in full force and effect until revoked by Guarantor in writing and a signed copy thereof is duly served upon Bank; provided, however, that any such revocation shall not affect any outstanding obligation or liability hereunder created or incurred prior to Bank’s receipt of such notice of revocation or which is subsequently created or incurred pursuant to a binding commitment to lend in effect prior to Bank’s receipt of such notice of revocation, or any unpaid portion thereof which may be renewed or extended. This Guaranty shall be construed as an absolute and unconditional guaranty of payment and not a guaranty of collection and Guarantor’s liability shall be direct, immediate and not conditional or contingent upon the pursuit by Bank of any remedies it may have or the requirement to resort first to the Borrower, any other guarantor of the Guaranteed Debt, any collateral or security or any other remedy whatsoever. Guarantor shall have no right of contribution, subrogation, reimbursement or indemnity whatsoever against or from the Borrower or any other guarantor of the Guaranteed Debt, nor any right to recourse to security for the Guaranteed Debt from the Borrower or any other entity or person who has granted security for the Guaranteed Debt unless and until all of the Guaranteed Debt has been paid in full. The obligations of Guarantor hereunder shall not be released, discharged or in any way affected nor shall Guarantor have any rights against Bank by reason of: (a) the fact that any collateral or security, securing the Guaranteed Debt or the obligations of Guarantor hereunder, may be subject to equitable claims or defenses in favor of others or may be invalid or defective in any way; (b) the failure to convey, perfect or create a valid lien in any such collateral or security; (c) the invalidity or unenforceability for any reason of any part of the Guaranteed Debt; (d) the change, loss, or deterioration in value of any collateral or of the financial condition of the Borrower, whether due to incorrect estimates of such value or financial condition, failure to protect or insure, or because of any other reason; (e) the exchange, sale, release or surrender of any such collateral or security; (f) any defense based upon suretyship or impairment of collateral; or (g) any other defense in law or equity to which Guarantor or Borrower may be entitled. Bank may pursue all or any of its remedies at one or at different times. Bank’s books and records showing the account between Bank and the Borrower shall be admissible in any action or proceeding, shall be binding upon Guarantor for the purpose of establishing the items therein set forth, and shall constitute prima facie proof thereof.

3.	Guarantor hereby waives any notice of acceptance of this Guaranty, or any notice of the incurring by the Borrower at any time of any obligation or liability covered hereunder. Guarantor also waives any and all presentment, demand of payment, protest or notice of protest, notice of dishonor, notice of nonpayment or other default with respect to any obligation or liability covered hereunder, and all defenses in law or equity. Any and all present and future debts and obligations of the Borrower to Guarantor are hereby assigned to the Bank and postponed in favor of and subordinated to the full payment and performance of all present and future obligations and liabilities of the Borrower to Bank. Guarantor hereby grants to Bank full power, in its absolute discretion and without notice to Guarantor, to: (a) modify, accelerate, or otherwise change the terms of the Guaranteed Debt in accordance with its provisions; (b) renew or extend the Guaranteed Debt at one or more times; (c) release, compromise, or settle the Guaranteed Debt in settlement, liquidation, adjustment, bankruptcy proceedings or otherwise as Bank deems advisable; (d) delay or forbear to act in respect to the Guaranteed Debt or any collateral, or the enforcement thereof whether such delay or forbearance is deliberate or by omission; (e) consent to the substitution, exchange or release of any collateral or security for the Guaranteed Debt or forbear from calling for additional security; or (f) take an additional guaranty or guaranties, or settle, compromise or release one or more other guaranties. All sums at any time to the credit of Guarantor and any property of Guarantor at any time in Bank’s possession may be held by Bank as security for all obligations of Guarantor to Bank arising out of this Guaranty.

4.	If any payment received by Bank from the Borrower in respect of the Guaranteed Debt is subsequently recovered from or repaid by Bank as the result of any bankruptcy, dissolution, reorganization, arrangement or liquidation proceedings (or proceedings similar thereto), Guarantor’s payment obligation hereunder shall continue to be effective as though such payment had not been made. The provisions of this paragraph shall survive the termination of this Guaranty.

5.	Guarantor hereby represents and warrants to Bank that the execution and delivery of this Guaranty and the performance of all of Guarantor’s obligations hereunder does not violate any law or regulation to which Guarantor is subject; that Guarantor’s execution of this Guaranty is duly authorized; and that this Guaranty constitutes a valid, binding and legally enforceable obligation of Guarantor subject only to laws relating to bankruptcy and creditor’s rights generally. Guarantor further agrees to execute and deliver any and all other documents and take any and all other steps or actions reasonably deemed necessary by Bank to effectuate this Guaranty.

6.	Guarantor has established adequate means of obtaining, on a continuing basis, all facts pertaining to the risks hereunder. Guarantor assumes the responsibility for being and keeping informed of all facts pertaining to the risks hereunder, and Guarantor agrees that Bank shall have no duty to disclose to Guarantor any such facts. Guarantor recognizes that Guarantor is subject to risks under this Guaranty and that those risks may increase in the future due to changing circumstances. To induce Bank to make the credit extensions to Borrower described in this Guaranty, Guarantor hereby assumes all present and future risks hereunder.

7.	Guarantor will furnish to Bank, without expense to Bank and forthwith upon each request of Bank made upon Guarantor therefor, such information in writing regarding Guarantor’s financial condition as prepared in the normal course of business, income taxes, properties, business operations, if any, and pension plans, if any, prepared, in the case of financial information, in accordance with generally accepted accounting principles consistently applied and otherwise in form and detail satisfactory to Bank. Guarantor hereby authorizes Bank to share all credit and financial information relating to Guarantor with Bank’s parent company, with any subsidiary or affiliate company of Bank or of Bank’s parent company or with such other persons or entities as Bank shall deem advisable for the conduct of its business.

8.	The obligations and liabilities hereunder shall be binding upon the heirs, executors, administrators, successors, and assigns of the parties hereto. If there is more than one guarantor of the Guaranteed Debt, the obligations of each guarantor shall be joint and several with any other guarantor. This Agreement shall be governed by the laws (excluding conflict of laws rules) of the State of Ohio.

9.	This Guaranty contains the entire guaranty agreement between Guarantor and Bank with respect to all indebtedness arising hereunder and may be in addition to other contracts of guaranty executed by the undersigned in favor of Bank. The provisions of this Guaranty may be modified, altered or amended only by written agreement signed by Guarantor and Bank.

10.	Any action, claim, counterclaim, crossclaim, proceeding, or suit arising under or in connection with this Guaranty (each such action, claim, counterclaim, crossclaim, proceeding, or suit, an “Action”) may be brought in any federal or state court located in the city in which Bank’s banking office is located. Guarantor hereby unconditionally submits to the jurisdiction of any such court with respect to each such Action and hereby waives any objection Guarantor may now or hereafter have to the venue of any such Action brought in any such court. GUARANTOR HEREBY, AND EACH HOLDER OF THE GUARANTEED DEBT OR ANY PART THEREOF, KNOWINGLY AND VOLUNTARILY WAIVES JURY TRIAL IN RESPECT OF ANY ACTION, CLAIM, COUNTERCLAIM, CROSSCLAIM, PROCEEDING, OR SUIT AT ANY TIME ARISING UNDER OR IN CONNECTION WITH THIS GUARANTY.

11.	Guarantor hereby authorizes any attorney-at-law on Guarantor’s behalf or on behalf of Guarantor’s successors or survivors: to appear in an action on this Guaranty at any time after the Guaranty becomes due in any court of record in Ohio or elsewhere; to waive the issuing and service of process and to confess judgment in favor of the holder hereof for the amount due plus interest and costs; and to release and waive all errors and appeals in the actions and judgments. No judgment against Guarantor shall be a bar to a subsequent judgment or judgments pursuant to this warrant of attorney against Guarantor.
WARNING — BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

GUARANTOR:

RTI INTERNATIONAL METALS, INC.

By:

Printed Name: William T. Hull

Title: Vice President and Chief Accounting Officer

Address:1000 Warren Ave., Niles, OH 44446